On July 18, 2006, the College Retirement Equities
Fund ("CREF") held an annual shareholder meeting so that CREF shareholders could consider and vote upon certain matters. A summary of these matters and the results of the shareholder meeting are included in CREF's December
31, 2006 annual report, which is included in CREF's most recent N-CSR filing with the Securities and Exchange
Commission.